SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116 Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of:   JULY, 2005

SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

"Quarterly Report – For Fiscal Quarter Ended January 31, 2005 : End Quarter-2 of Fiscal Year-2005" dated March 29, 2005 Includes un-audited quarterly interim financial statements for the second quarter of the Company’s fiscal year ending July 31, 2005. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

2.

“Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act” – dated March 29, 2005 to accompany the Company’s un-audited quarterly interim financial statements for the second quarter ended January 31, 2005 of the Company’s fiscal year ending July 31, 2005.

3.

“Certificates Pursuant to Section 906 of the Sarbanes-Oxley Act” – dated March 29, 2005 to accompany the Company’s un-audited quarterly interim financial statements for the second quarter ended January 31, 2005 of the Company’s fiscal year ending July 31, 2005.

4.

"Quarterly Report – For Fiscal Quarter Ended April 30, 2005 : End Quarter-3 of Fiscal Year-2005" June 27, 2005. Includes un-audited quarterly interim financial statements for the first quarter of the Company’s fiscal year ending July 31, 2005. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

5.

“Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act” – dated June 27, 2005 to accompany the Company’s un-audited quarterly interim financial statements for the third quarter ended April 30, 2005 of the Company’s fiscal year ending July 31, 2005.

6.

“Certificates Pursuant to Section 906 of the Sarbanes-Oxley Act” – dated June 27, 2005 to accompany the Company’s un-audited quarterly interim financial statements for the third quarter ended April 30, 2005 of the Company’s fiscal year ending July 31, 2005.

7.

"Press Release", dated March 29, 2005 about the Company’s Bengara-II Block being outside of a nearby disputed new discovery area.

8.

"Press Release", dated April 4, 2005 about the Company raising $500,000 through a Private Placement.

9.

"Press Release", dated April 4, 2005 the Company issuing and amending stock options.

10.

"Press Release", dated May 2, 2005 about the Company appointing a new Director and opening a representative office in Hong Kong.

11.

"Press Release", dated May 4, 2005 about the Company commissioning a feasibility study and plan of development for its Makapan Gas Field in Indonesia.

12.

"Press Release", dated July 11, 2005 about filing the Company’s un-audited quarterly interim financial statements for the third quarter ended April 30, 2004 of the Company’s fiscal year ending July 31, 2005 with the Canadian securities regulators on SEDAR.

All of the above listed documents except for the Sarbanes-Oxley Certificates have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL  ENERGY  CORPORATION

Date: 22 July 2005

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 January 2005

PREPARED BY MANAGEMENT

U.S. Funds

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - Prepared by Management

	31 January	31 July
ASSETS	2005	2004

Current
Cash	$3,324	$126,313
Goods and service tax recoverable	1,715	9,056
Due from related party	138,178	138,178
Prepaid expenses and deposits	56,820	76,384

	200,037	349,931
Prepaid Resource Property Costs	-	5,000
Prepaid Share Issuance Costs	-	7,500
Resource Property Costs - Schedule 1	3	3
Equipment, net of accumulated amortization	83,749	126,324

	$283,789	$488,758

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,107,858	$1,094,663
Due to related parties	132,794	9,578
Promissory notes payable	50,000	50,000
Capital lease obligation - current portion	22,761	20,235

	1,313,413	1,174,476

Capital Lease Obligation	-	12,387

Contingent and Conditional Liabilities (Note 6)	3,495,504	3,455,585

Continued Operations (Note 1)

SHAREHOLDERS’ DEFICIENCY

Share Capital - Statement 2	23,670,078	23,590,723
Contributed Surplus - Statement 2	116,550	116,550
Deficit - Statement 2	(28,311,756)	(27,860,963)

	(4,525,128)	(4,153,690)

	$283,789	$488,758

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

"James D. Eger"
, Director

- See Accompanying Notes -

Continental Energy Corporation						Statement 2
(An Exploration Stage Company)
Interim Consolidated Statement of Changes
In Shareholders’ Deficiency
U.S. Funds
Unaudited - Prepared by Management

				Deficit	Deficit
				Incurred	Incurred
				Prior to	During
	Common Shares		Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total

Balance - 31 July 2003	45,749,858	22,547,809	116,550	(11,420,599)	(15,329,627)	(4,085,867)
Exercise of warrants @
$0.15/common share	1,173,388	176,008	-	-	-	176,008
$0.15/common share	285,000	42,750	-	-	-	42,750
$0.15/common share	1,747,166	262,075	-	-	-	262,075
$0.30/common share	125,000	37,500	-	-	-	37,500
Exercise of options @
$0.15/common share	70,000	10,500	-	-	-	10,500
$0.15/common share	90,000	13,500	-	-	-	13,500
$0.20/common share	168,750	33,750	-	-	-	33,750
$0.25/common share	60,000	15,000	-	-	-	15,000
Shares issuance costs	-	(18,000)	-	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-	-
Stock option compensation	-	469,831	-	-	-	469,831
Loss for the year	-	-	-	-	(1,110,737)	(1,110,737)

Balance - 31 July 2004	49,375,412	$23,590,723	$116,550 $	(11,420,599) $	(16,440,364) $	(4,153,690)
Shares issuance costs	-	(7,500)	-	-	-	(7,500)
Stock option compensation	-	4,355	-	-	-	4,355
Exercise of warrants @
$0.15/common share	250,000	37,500	-	-	-	37,500
Exercise of options @
$0.15/common share	166,666	25,000	-	-	-	25,000
Private placement @
$0.15/common share	133,333	20,000	-	-	-	20,000
Loss for the period - Statement 3	-	-	-	-	(450,793)	(450,793)

Balance - 31 January 2005	49,925,411	$23,670,078	$116,550 $	(11,420,599) $	(16,891,157) $	(4,525,128)

- See Accompanying Notes -

Continental Energy Corporation				Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Operations
U.S. Funds
Unaudited - Prepared by Management

	For the Three Months Ended		For the Six Months Ended
	31 January		31 January

	2005	2004	2005	2004

Expenses
Amortization	$26,842 $	20,807	$38,998	$52,210
Consulting	2,000	5,216	5,000	8,613
Foreign exchange loss	16,897	17,276	40,162	19,663
General and administrative - Schedule 2	77,668	122,583	163,715	195,209
Interest and bank charges	3,496	3,723	7,604	9,018
Investor relations	2,309	8,027	4,574	15,746
Management fees	63,613	165,546	146,610	267,820
Stock option compensation	-	199,434	4,355	431,634
Wages and benefits	3,051	6,925	3,319	11,792

Loss Before the Following	(195,876)	(549,537)	(414,337)	(1,011,705)

Other Income (Expenses)
Write-down of resource property costs	(20,789)	-	(36,456)	-
Terminated farm out proceeds	-	92,945	-	251,869

Loss for the Period	$(216,665) $	(456,592)	$(450,793)	$(759,836)

Loss per Share - Basic and Diluted	$(0.005) $	(0.009)	$(0.009)	$(0.016)

Weighted Average Number of Shares
Outstanding	49,485,556	46,929,423	49,430,484	46,776,391

- See Accompanying Notes -

Continental Energy Corporation
Statement 4
(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

U.S. Funds

Unaudited - Prepared by Management

	For the Three Months Ended		For the Six Months Ended
	31 January		31 January

Cash Resources Provided By (Used In)	2005	2004	2005	2004

Operating Activities
Loss for the period	$(216,665)	$(456,592)	$(450,793)	$(759,836)
Item not affecting cash
Amortization	26,842	20,807	38,998	52,210
Stock compensation expense	-	199,434	4,355	431,634
Write-down of resource property costs	20,789	-	36,456	-
Revaluation of contingent and
conditional liabilities	13,482	-	39,919	-
Changes in current assets and liabilities
Prepaid expenses	8,538	(24,967)	19,564	(71,660)
GST and accounts receivable	9,095	(30,375)	7,341	(43,089)
Accounts payable	(5,178)	(63,751)	13,195	(51,512)
Due to related parties	73,176	153,812	123,216	116,947

	(69,921)	(201,632)	(167,749)	(325,306)

Investing Activities
Prepaid resource property costs	2,000	3,000	5,000	6,000
Resource property costs	(60,789)	(127,029)	(141,456)	(403,259)
Resource property recovery	40,000	116,963	105,000	258,249
Capital asset additions	(287)	369	3,577	(35,210)

	(19,076)	(6,697)	(27,879)	(174,220)

Financing Activities
Prepaid share issuance costs	3,000	4,500	7,500	9,000
Cash received in advance of share issuance	-	-	-	(92,008)
Capital lease	(4,656)	(4,830)	(9,861)	(9,660)
Share capital issued for cash, net	79,500	38,250	75,000	209,758

	77,844	37,920	72,639	117,090

Net Increase (Decrease) Cash	(11,153)	(170,409)	(122,989)	(382,436)

Cash position - Beginning of period	14,477	590,100	126,313	802,127

Cash Position - End of period	$3,324	$419,691	$3,324	$419,691

- See Accompanying Notes -

Continental Energy Corporation
Schedule 1
(An Exploration Stage Company)

Interim Consolidated Schedule of Resource Property Costs

U.S. Funds Unaudited - Prepared by Management
		Additions For the
		Three Months Ending

	Balance			Balance
	31 July	31 October	31 January	31 January
	2004	2004	2005	2005

Indonesia
Bengara
Production sharing contract acquisition	$1,315,953	$-	$-	$1,315,953
Geological and geophysical interpretation
and evaluation	1,694,765	76,246	66,275	1,837,286
Seismic acquisition, surveys and data
processing	97,360	-	-	97,360
Field exploration, surveys and data
acquisition	17,393	-	-	17,393
Prepaid resource property costs	75,000	-	-	75,000

Costs for the period	3,200,471	76,246	66,275	3,342,992
Impairment	(900,295)	(11,246)	(26,275)	(937,816)
Costs recovery	(2,300,175)	(65,000)	(40,000)	(2,405,175)

Net property costs for the period	1	-	-	1

Yapen
Production sharing contract acquisition	623,784	-	-	623,784
Geological and geophysical interpretation
and evaluation	185,449	-	-	185,449
Seismic acquisition, surveys and data
processing	383,378	-	-	383,378

Costs for the period	1,192,611	-	-	1,192,611
Impairment	(81,923)	-	-	(81,923)
Cost allocated on disposal	(535,024)	-	-	(535,024)
Costs recovery	(575,663)	-	-	(575,663)

Net property costs for the period	1	-	-	1

GATB
Technical assistance contract acquisition	6,205,302	-	-	6,205,302
Geological and geophysical interpretation
and evaluation (recovery)	343,495	4,421	(5,486)	342,430

Costs for the period	6,548,797	4,421	(5,486)	6,547,732
Impairment (recovery)	(6,548,796)	(4,421)	5,486	(6,547,731)

Net property costs for the period	1	-	-	1

Balance - End of Period	$3	$-	$-	$3

- See Accompanying Notes -

Continental Energy Corporation
Schedule 2

(An Exploration Stage Company)

Interim Consolidated Schedule of General and Administrative Expenses

U.S. Funds

Unaudited - Prepared by Management

	For the Three Months Ended		For the Six Months Ended
	31 January		31 January

	2005	2004	2005	2004

General and Administrative Expenses
Filing fees	$3,727	$3,063	$3,903	$3,211
Office expenses	35,251	41,808	71,641	80,101
Professional fees, legal, audit and translation	8,417	43,472	26,712	48,623
Rent, office maintenance and utilities	11,518	9,316	19,662	14,624
Shareholder information	3,986	6,486	5,849	11,614
Telephone	5,020	7,254	12,813	15,536
Travel	9,749	11,184	23,135	21,500

	$77,668	$122,583	$163,715	$195,209

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 January 2005 U.S. Funds Unaudited – Prepared by Management
1.	Continued Operations

The interim consolidated financial statements of Continental Energy Corporation (“the Company”) have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and the current period. As at 31 January 2005 and 31 July 2004 the Company had a working capital deficiency of $1,113,376 and $824,545 respectively. In addition, the Company has insufficient funds to meet the expenditure obligations related to its Indonesian properties. These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 July 2004.

3.	Segmented Information

Details are as follows:
	Canada	Indonesia	Consolidated

Segmented operating loss	$(121,521)	$(329,272)	$(450,793)
Identifiable assets	$144,536	$139,253	$283,789

Continental Energy Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 January 2005 U.S. Funds Unaudited – Prepared by Management
4.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

	a)	During the six month period ended 31 January 2005, management and/or director fees in the amount of $180,000 were paid or accrued to directors and subsidiary directors. Of that amount, $71,250 has been recorded in resource property costs.

	b)	As at 31 January 2005, current liabilities include $132,794 and contingent & conditional liabilities include $97,500 payable to directors, or directors of one of the Company’s subsidiaries.

	c)	As at 31 January 2005 accounts receivable includes $138,178 receivable from a company previously controlled by a deceased former director.

5.	Resource Property Costs

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with its Indonesian properties is uncertain, and consequently the Company continues to write down the book value of its property to $1.

6.	Contingent and Conditional Liabilities

The contingent and conditional liabilities are attributable solely to the Company's majority owned GATB subsidiary. Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001.

GATB has accrued and made provision for contingent and conditional liabilities totaling an amount of $3,495,504 (31 July 2004 - $3,455,585). Contingent and conditional liabilities include the following:

Fees: GATB has accrued an amount of $97,500 (31 July 2004 - $97,500) as a contingent and conditional liability payable to a director of the Company in respect of deferred compensation for personal services provided as director and/or manager of GATB. By agreement this entire amount is payable only in the event GATB commences commercial production from the Bangkudulis Field. If no production is achieved this liability is not payable.

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute. At period-end this provision amounts to a US$ equivalent of $43,402 (31 July 2004 - $41,787). This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim.

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities. At period-end this provision amounts to a US$ equivalent of $243,530 (31 July 2004 -$225,567). This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Continental Energy Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

31 January 2005 U.S. Funds Unaudited – Prepared by Management

6. Contingent and Conditional Liabilities – Continued

Value Added Tax: GATB has accrued a US$ equivalent amount of $548,890 (31 July 2004 -$528,549) at period-end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

Shareholder Loan: GATB has accrued an amount of $2,562,182 (31 July 2004 - $2,562,182) that is repayable to its former shareholders for funds contributed to GATB by them prior to the Company's involvement. In accordance with a 9 April 2001 agreement between only the current shareholders of GATB, the current shareholders have agreed to cause GATB to repay this amount, without interest, to the former shareholders. In such event the loan from former shareholders will be repaid, if and only if, Bangkudulis Field production is achieved and only at such time as GATB revenue is sufficient to repay it.

7.	Share Capital

	a)	During the period, the Company amended the terms of certain outstanding stock options. For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.

	b)	During the period, the Company granted 50,000 new incentive stock options to a consultant. The options are valid until December 30, 2005 and have an exercise price of $0.17 per share. The fair value of $4,355 on the grant date has been recorded in the Company accounts.

	c)	On December 13, 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one common share for $0.15 until 6 December 2006.

8.	Subsequent Events

	a)	On February 7, 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one common share for $ 0.50 until 7 February 2007.

	b)	Subsequent to the period end, 270,588 options were exercised for gross proceeds of $ 46,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Quarter Ended January 31, 2005

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and Continental has acquired rights to three production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is July 31st. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of March 29, 2005.

FORWARD-LOOKING INFORMATION

This interim management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE QUARTER

The “Past Quarter” ended January 31, 2005 marks the end of the second quarter of the Company’s annual fiscal year ending July 31, 2005. Significant events having material effect on the business affairs of the Company which have occurred during the “Past Quarter” are summarized below:

Warrants Expired

A total of 500,000 outstanding share purchase warrants expired without exercise at the end of their five-year term on November 24, 2004.

Private Placement Completed

On December 13, 2004 a Private Placement of 133,333 Units, consisting of one common share and one warrant to purchase one common share at an exercise price of $ 0.15 valid until 6 December 2006, was completed. Proceeds to the Company were $ 20,000. No finder’s fees were paid on the placement.

Audited Annual Financial Statements Filed on SEDAR

The Company's audited annual financial statements for fiscal year ending July 31, 2004 were filed on SEDAR on December 14, 2004.

Interim Financial Statements Filed on SEDAR

The Company's interim, unaudited financial statements for fiscal quarter ending October 31, 2004 were filed on SEDAR on December 30, 2004.

Audited Annual Financial Statements & Annual Report Form-20F Filed on EDGAR

The Company's audited annual financial statements for fiscal year ending July 31, 2004 and its annual report for the same period were filed on Form-20F on the US SEC's EDGAR on January 26, 2005.

Annual General Meeting 2005

The Company's Annual General Meeting was held January 24, 2005. Proxies were sent out to shareholders in December 2004. The record date for the AGM was December 16, 2004. All management proposals for action at the shareholder meeting were approved by the shareholders. Staley Okada was re-appointed as the Company's auditors for the next fiscal year.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended January 31, 2005 but prior to publication of this report are summarized below:

Private Placement Completed

On February 7, 2005 a Private Placement of 100,000 Units, consisting of one common share and one warrant to purchase one common share for $ 0.50 until 7 February 2007, was completed. Proceeds to the Company were $ 15,000.

Option Exercises

On February 16, 2005 70,588 options were exercised at a price of $0.17. Proceeds to the Company were $ 12,000. On March 15, 2005 200,000 options were exercised at a price of $0.17. Proceeds to the Company were $ 34,000.

Shareholding

On March 24, 2005, the Company had 50,295,999 shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Year Ended January 31, 2005

The Past Quarter ended January 31, 2005 marks the end of the second quarter of the Company’s annual fiscal year ending July 31, 2005.

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended 31 July 2004, 2003 and 2002.

		2004		2003		2002
Sales		$-		$-		$-
Loss for the Year		$(1,110,737)		$(2,046,616)		$(7,969,356)
Loss per Share – Basic and Diluted		$(0.02)		$(0.06)		$(0.31)
Total Assets		$488,758		$1,092,832		$1,299,082
Total Long-term Liabilities		$3,467,972		$3,772,389		$3,446,745
Dividends Declared	$	Nil	$	Nil	$	Nil

(i) The Contingent and Conditional Liabilities relating to GATB have been shown as long-term liabilities in this table for the 2003 and 2002 years. These balances have been reclassified to conform with the presentation used in the most recent annual financial statements.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic and Fully Diluted Loss per Share from Continued Operations and Net Income (loss)
2nd Quarter 2005	Nil	(216,665)	(0.005)
1st Quarter 2005	Nil	(234,128)	(0.004)
4th Quarter 2004	Nil	(227,680)	(0.004)
3rd Quarter 2004	Nil	(123,221)	(0.003)
2nd Quarter 2004	Nil	(456,592)	(0.009)
1st Quarter 2004	Nil	(303,244)	(0.007)
4th Quarter 2003	Nil	(1,255,508)	(0.030)
3rd Quarter 2003	Nil	(393,382)	(0.004)

-

Current Working Capital Situation

As at January 31, 2005, the Company's interim consolidated financial statements reflect a working capital deficit of $1,113,376. This represents a working capital deficit increase of approximately $289,000 compared to the July 31, 2004 deficit of $824,545. The increase was due to the Company’s cash shortage compared to its operating requirements. The cash balance at January 31, 2005 was $3,324 compared to $126,313 as at July 31, 2004, a decrease of $122,989. To improve its working capital position the company is currently negotiating private placements and farm-out agreements for its properties.

The Company used $167,749 for operating activities during the current six-month period compared with $325,306 in the prior period. The decrease in spending on operations is due to the Company’s current cash shortage.

The Company used $27,879 for investing activities during the current six-month period compared with $174,220 in the prior period. The Company’s property expenditures have been reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties.

The cash resources provided by financing activities during the six-month period was $72,639 compared with $117,090 in the prior period.

-

Investments

During the three months ended January 31, 2005 the Company invested approximately $61,000 in its Indonesian oil & gas properties and recovered $40,000 from its farm out partner, GeoPetro. Year to date the Company has invested approximately $141,000 and recovered $105,000.

-

Finance

On December 13, 2004 a Private Placement of 133,333 Units, consisting of one common share and one warrant to purchase one common share at an exercise price of $ 0.15 valid until 6 December 2006, was completed. Proceeds to the Company were $ 20,000. No finders fees were paid on the placement.

During the three months ended January 31, 2005 there were 166,666 Stock Options and 250,000 Warrants exercised, generating proceeds to the company of $62,500.

On January 31, 2005, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 7,639,584 shares at prices ranging from $0.15 to $0.25 and expiring at varying dates between June 28, 2005 and December 31, 2005.

On January 31, 2005, the Company had warrants outstanding to purchase an aggregate of 6,931,145 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between June 10, 2005 and July 14, 2006.

-

Expenses

Overall, expenses decreased by $309,043 from $759,836 to $450,793 for the six-month periods ended January 31, 2004 and 2005 respectively. Expenses for the quarter were $216,665 compared to $456,592 for the same period in the prior year. The major changes in the current period as compared with the same prior year period are outlined below. The largest difference was that the stock compensation expense in the current six-month period was only $4,355 compared to $431,634 in the prior year period. This was offset by the fact that the Company received $251,869 from farm out proceeds in the prior period and there were no such proceeds in the current period. In the current six-month period the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $36,456. The amount written down in the quarter was $20,789. In the prior year the properties were not written down until year-end and therefore there was no similar expense in the prior year quarter. General and administrative expenses decreased by $31,494 from $195,209 to $163,715 for the six-month periods ended January 31, 2004 and 2005 respectively. General and administrative expenses for the quarter were $77,668 compared to $122,583 for the same period in the prior year. The significant changes to general and administrative expenses were lower professional fees, office expenses and shareholder information costs in the current six-month period. Management fees decreased by $121,210 from $267,820 to $146,610 for the six-month period ended January 31, 2004 and 2005 respectively. The decrease is due to the loss of a director in the Langley office coupled with less management fees paid out by the Company’s subsidiaries and offset by one additional management position in the Company’s Dallas office. Management fees for the quarter were $63,613 compared to $165,546 for the same period in the prior year. Investor relations costs decreased by $11,172 from $15,746 to $4,574 for the six-month period ended January 31, 2004 and 2005 respectively. Amortization expense decreased by $13,212 from $52,210 to $38,998 for the six-month period ended January 31, 2004 and 2005 respectively. Wage expense decreased to $3,319 from $11,792 due to the closure of the Langley office. The current year amount includes certain benefits paid to directors and officers. The foreign exchange loss was $40,162 compared to $19,663 for the same six-month period last year. The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables. All other expense groups appear consistent with the comparative period.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken that were not disclosed elsewhere.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein. Expenditures made by the Company to related parties in the six-months ended January 31, 2005 and balances payable or receivable as at January 31, 2005 are as follows:

-

During the six month period ended 31 January 2005, management and/or director fees in the amount of $180,000 were paid or accrued to directors and subsidiary directors. Of that amount, $71,250 has been recorded in resource property costs.

-

As at 31 January 2005, current liabilities include $132,794 and contingent & conditional liabilities include $97,500 payable to directors, or directors of one of the company’s subsidiaries.

-

As at 31 January 2005 accounts receivable includes $138,178 receivable from a company previously controlled by a deceased former director.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein, except for the following:

-

A finder’s agreement was signed with America West Pacific International Investment Corporation of San Francisco, California in connection with possible private placement financing by an Asian investor. A successful efforts fee of ten percent in cash plus five percent in units on the initial investment amount, and a further ten percent in cash on exercised warrants would be payable by the Company upon completion of this private placement financing.

-

A finder’s agreement was signed with Marshall Berol of San Francisco, California in connection with possible private placement financing by accredited investors. A successful efforts fee of ten percent in cash on the initial investment amount, and a further ten percent in cash on exercised warrants would be payable by the Company upon completion of this private placement financing.

Significant Accounting Policies

The interim consolidated financial statements for the quarter ended January 31, 2005 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed in this Schedule-C, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Labor Tribunal - The Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes (“CSLD”) regarding claimed severance benefits from GATB which GATB disputes. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the Rupiah 383,099,363 (about $ 41,000) claim as a contingent liability.

Equity Credit Line Dispute - In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to $ 20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available. Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of NewYork against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares. As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim. The suit continues at the end of the Past Quarter.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2003. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Certification of Disclosure in

Continental Energy Corporation’s Quarterly Report

I, Richard L. McAdoo, certify that:

1.

I have reviewed and read this quarterly report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: March 29, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

 Certification of Disclosure in

Continental Energy Corporation’s Annual Report

I, James D. Eger, certify that:

1.

I have reviewed and read this quarterly report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: March 29, 2005

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 51/901F for fiscal quarter ended January 31, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly Report”), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 29, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 51/901F for fiscal quarter ended January 31, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly Report”), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 29, 2005

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS 30 April 2005 PREPARED BY MANAGEMENT

U.S. Funds

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - Prepared by Management

	30 April	31 July
ASSETS	2005	2004

Current
Cash	$371,492	$126,313
Goods and service tax recoverable	1,576	9,056
Due from related party	138,178	138,178
Prepaid expenses and deposits	68,563	76,384

	579,809	349,931
Prepaid Resource Property Costs	-	5,000
Prepaid Share Issuance Costs	-	7,500
Resource Property Costs - Schedule 1	3	3
Equipment, net of accumulated amortization	59,487	126,324

	$639,299	$488,758

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,046,040	$1,094,663
Due to related parties	48,805	9,578
Promissory notes payable	50,000	50,000
Capital lease obligation - current portion	17,640	20,235

	1,162,485	1,174,476

Capital Lease Obligation	-	12,387

Contingent and Conditional Liabilities (Note 6)	3,404,873	3,455,585

Continued Operations (Note 1)

SHAREHOLDERS’ DEFICIENCY

Share Capital - Statement 2	25,130,027	23,590,723
Contributed Surplus - Statement 2	116,550	116,550
Deficit - Statement 2	(29,174,636)	(27,860,963)

	(3,928,059)	(4,153,690)

	$639,299	$488,758

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

"James D. Eger"
, Director

- See Accompanying Notes -

Continental Energy Corporation
Statement 2
(An Exploration Stage Company)

Interim Consolidated Statement of Changes In Shareholders’ Deficiency

U.S. Funds

Unaudited - Prepared by Management

				Deficit	Deficit
				Incurred	Incurred
				Prior to	During
	Common Shares		Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total

Balance - 31 July 2003	45,749,858	$22,547,809	$116,550 $	(11,420,599) $	(15,329,627) $	(4,085,867)
Exercise of warrants @
$0.15/common share	1,173,388	176,008	-	-	-	176,008
$0.15/common share	285,000	42,750	-	-	-	42,750
$0.15/common share	1,747,166	262,075	-	-	-	262,075
$0.30/common share	125,000	37,500	-	-	-	37,500
Exercise of options @
$0.15/common share	70,000	10,500	-	-	-	10,500
$0.15/common share	90,000	13,500	-	-	-	13,500
$0.20/common share	168,750	33,750	-	-	-	33,750
$0.25/common share	60,000	15,000	-	-	-	15,000
Shares issuance costs	-	(18,000)	-	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-	-
Stock option compensation	-	469,831	-	-	-	469,831
Loss for the year	-	-	-	-	(1,110,737)	(1,110,737)

Balance - 31 July 2004	49,375,412	23,590,723	116,550	(11,420,599)	(16,440,364)	(4,153,690)
Exercise of warrants @
$0.15/common share	250,000	37,500	-	-	-	37,500
$0.60/common share	50,000	30,000	-	-	-	30,000
Exercise of options @
$0.15/common share	166,666	25,000	-	-	-	25,000
$0.15/common share	1,478,236	225,735	-	-	-	225,735
$0.17/common share	70,588	12,000	-	-	-	12,000
Private placement @
$0.15/common share	133,333	20,000	-	-	-	20,000
$0.15/common share	100,000	15,000	-	-	-	15,000
$0.15/common share	3,333,334	500,000	-	-	-	500,000
$0.20/common share	50,000	10,000	-	-	-	10,000
Finders Fee	166,667	25,000	-	-	-	25,000
Shares issuance costs		(52,500)	-	-	-	(52,500)
Stock option compensation	-	691,568	-	-	-	691,568
Loss for the period - Statement 3	-	-	-	-	(1,313,673)	(1,313,673)

Balance - 30 April 2005	55,174,236	$25,130,027	$116,550 $	(11,420,599) $	(17,754,037) $	(3,928,059)

- See Accompanying Notes -

Continental Energy Corporation				Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Operations
U.S. Funds
Unaudited - Prepared by Management

	For the Three Months Ended		For the Nine Months Ended
	30 April		30 April

	2005	2004	2005	2004

Expenses
Amortization	$23,976 $	21,397	$62,974	$73,607
Consulting	-	3,465	5,000	12,078
Foreign exchange loss (gain)	(9,290)	(12,716)	30,872	6,947
General and administrative - Schedule 2	117,431	108,043	281,146	303,252
Interest and bank charges	3,490	3,574	11,094	12,592
Investor relations	1,533	6,750	6,107	22,496
Management fees	71,769	86,402	218,379	354,222
Stock option compensation	687,213	38,196	691,568	469,830
Wages and benefits	153	4,854	3,472	16,646

Loss Before the Following	(896,275)	(259,965)	(1,310,612)	(1,271,670)

Other Income (Expenses)
Gain on reduction of contingent and
conditional liabilities	-	328,500	-	328,500
Write-down of resource property costs	33,395	(191,756)	(3,061)	(191,756)
Terminated farm out proceeds	-	-	-	251,869

Loss for the Period	$(862,880) $	(123,221)	$(1,313,673)	$(883,057)

Loss per Share - Basic and Diluted	$(0.02) $	(0.00)	$(0.03)	$(0.02)

Weighted Average Number of Shares
Outstanding	50,943,349	47,116,051	49,923,689	46,887,961

- See Accompanying Notes -

Continental Energy Corporation
Statement 4
(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

U.S. Funds

Unaudited - Prepared by Management

	For the Three Months Ended		For the Nine Months Ended
	30 April		30 April

Cash Resources Provided By (Used In)	2005	2004	2005	2004

Operating Activities
Loss for the period	$(862,880)	$(123,221)	$(1,313,673)	$(883,057)
Item not affecting cash
Amortization	23,976	21,397	62,974	73,607
Stock compensation expense	687,213	38,196	691,568	469,830
Write-down of resource property costs	(33,395)	191,756	3,061	191,756
Gain on reduction of contingent and
conditional liabilities	-	(328,500)	-	(328,500)
Revaluation of contingent and
conditional liabilities	(90,631)	70,379	(50,712)	70,379
Changes in current assets and liabilities
Prepaid expenses	(11,743)	(7,915)	7,821	(79,575)
GST and accounts receivable	139	(1,975)	7,480	(45,064)
Accounts payable	(61,817)	311,894	(48,622)	260,382
Due to related parties	(83,989)	(440,094)	39,227	(323,147)

	(433,127)	(268,083)	(600,876)	(593,389)

Investing Activities
Prepaid resource property costs	-	3,000	5,000	9,000
Resource property costs	33,395	(96,746)	(108,061)	(500,005)
Property costs reimbursed by joint venturers	-	50,000	105,000	308,249
Capital asset additions	286	(532)	3,863	(35,742)

	33,681	(44,278)	5,802	(218,498)

Financing Activities
Prepaid share issuance costs	-	4,500	7,500	13,500
Cash received in advance of share issuance	-	-	-	(92,008)
Capital lease	(5,121)	(5,520)	(14,982)	(15,180)
Share capital issued for cash, net	772,735	6,000	847,735	215,758

	767,614	4,980	840,253	122,070

Net Increase (Decrease) Cash	368,168	(307,381)	245,179	(689,817)

Cash position - Beginning of period	3,324	419,691	126,313	802,127

Cash Position - End of period	$371,492	$112,310	$371,492	$112,310

- See Accompanying Notes -

Continental Energy Corporation
Schedule 1
(An Exploration Stage Company)

Interim Consolidated Schedule of Resource Property Costs

U.S. Funds Unaudited - Prepared by Management
			Additions For the
		Three Months Ending

	Balance					Balance
	31 July	31 October	31 January		30 April	30 April
	2004	2004	2005		2005	2005

Indonesia
Bengara
Production sharing contract acquisition	$1,315,953	$-	$-	$		$1,315,953
Geological and geophysical interpretation
and evaluation	1,694,765	76,246	66,275		63,298	1,900,584
Seismic acquisition, surveys and data
processing	97,360	-	-			97,360
Field exploration, surveys and data
acquisition	17,393	-	-			17,393
Prepaid resource property costs	75,000	-	-			75,000

Costs for the period	3,200,471	76,246	66,275		63,298	3,406,290
Impairment	(900,295)	(11,246)	(26,275)		(38,298)	(976,114)
Joint venture reimbursement of costs	(2,300,175)	(65,000)	(40,000)		(25,000)	(2,430,175)

Net property costs for the period	1	-	-		-	1

Yapen
Production sharing contract acquisition	623,784	-	-			623,784
Geological and geophysical interpretation
and evaluation	185,449	-	-			185,449
Seismic acquisition, surveys and data
processing	383,378	-	-			383,378

Costs for the period	1,192,611	-	-		-	1,192,611
Impairment	(81,923)	-	-			(81,923)
Cost allocated on disposal	(535,024)	-	-			(535,024)
Joint venture reimbursement of costs	(575,663)	-	-			(575,663)

Net property costs for the period	1	-	-		-	1

GATB
Technical assistance contract acquisition	6,205,302	-	-			6,205,302
Geological and geophysical interpretation
and evaluation (recovery)	308,495	4,421	(5,486)		(36,693)	270,737

Costs for the period	6,513,797	4,421	(5,486)		(36,693)	6,476,039
Impairment (recovery)	(6,513,796)	(4,421)	5,486		36,693	(6,476,038)

Net property costs for the period	1	-	-		-	1

Balance - End of Period	$3	$-	$-	$	- $	3

- See Accompanying Notes -

Continental Energy Corporation
Schedule 2

(An Exploration Stage Company)

Interim Consolidated Schedule of General and Administrative Expenses

U.S. Funds

Unaudited - Prepared by Management

	For the Three Months Ended		For the Nine Months Ended
	30 April		30 April

	2005	2004	2005	2004

General and Administrative Expenses
Filing fees	$2,232	$889	$6,135	$4,100
Office expenses	49,676	39,361	121,317	119,462
Professional fees, legal, audit and translation	29,230	7,348	55,942	55,971
Rent, office maintenance and utilities	23,216	21,346	42,878	35,970
Shareholder information	2,187	8,512	8,036	20,126
Telephone	6,502	6,200	19,315	21,736
Travel	4,388	24,387	27,523	45,887

	$117,431	$108,043	$281,146	$303,252

- See Accompanying Notes -

Continental Energy Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 April 2005 U.S. Funds Unaudited – Prepared by Management
1.	Continued Operations

The interim consolidated financial statements of Continental Energy Corporation (“the Company”) have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and the current period. As at 30 April 2005 and 31 July 2004 the Company had a working capital deficiency of $582,676 and $824,545 respectively. In addition, the Company has insufficient funds to meet the expenditure obligations related to its Indonesian properties. These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 July 2004.

3.	Segmented Information

Details are as follows:
	Canada	Indonesia	Consolidated

Segmented operating loss	$(871,716)	$(441,957)	$(1,313,673)
Identifiable assets	$498,234	$141,065	$639,299

Continental Energy Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 April 2005 U.S. Funds Unaudited – Prepared by Management
4.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

	a)	During the nine month period ended 30 April 2005, management and/or director fees in the amount of $270,000 were paid or accrued to directors and subsidiary directors. Of that amount, $106,875 has been recorded in resource property costs.

	b)	As at 30 April 2005, current liabilities include $48,805 payable to directors, or directors of one of the Company’s subsidiaries.

	c)	As at 30 April 2005 accounts receivable includes $138,178 receivable from a company previously controlled by a deceased former director.

5.	Resource Property Costs

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with its Indonesian properties is uncertain, and consequently the Company continues to write down the book value of its property to $1.

6.	Contingent and Conditional Liabilities

The contingent and conditional liabilities are attributable solely to the Company's majority owned GATB subsidiary. Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001.

GATB has accrued and made provision for contingent and conditional liabilities totaling an amount of $3,404,873 (31 July 2004 - $3,455,585). Contingent and conditional liabilities include the following:

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute. At period-end this provision amounts to a US$ equivalent of $42,532 (31 July 2004 - $41,787). This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim.

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities. At period-end this provision amounts to a US$ equivalent of $248,902 (31 July 2004 -$225,567). This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Continental Energy Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 April 2005 U.S. Funds Unaudited – Prepared by Management

6. Contingent and Conditional Liabilities – Continued

Value Added Tax: GATB has accrued a US$ equivalent amount of $551,257 (31 July 2004 -$528,549) at period-end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

Shareholder Loan: GATB has accrued an amount of $2,562,182 (31 July 2004 - $2,562,182) that is repayable to its former shareholders for funds contributed to GATB by them prior to the Company's involvement. In accordance with a 9 April 2001 agreement between only the current shareholders of GATB, the current shareholders have agreed to cause GATB to repay this amount, without interest, to the former shareholders. In such event the loan from former shareholders will be repaid, if and only if, Bangkudulis Field production is achieved and only at such time as GATB revenue is sufficient to repay it.

7.	Share Capital

	a)	During the period, the Company amended the terms of certain outstanding stock options:

For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. During the quarter, the Company further amended 740,000 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 1,491,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005. During the quarter, the Company further amended 1,391,250 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

For 940,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005. During the quarter, the Company further amended 869,412 of these options to an exercise price of $0.15 and an expiry date of 30 July 2006.

During the quarter, the Company extended the term for 900,000 options from 31 December 2005 to 30 July 2006 with no change to the exercise price of $0.15.

During the quarter, the Company repriced and extended the term for 250,000 options from an exercise price of $0.20 to $0.17 and from 30 July 2005 to 30 July 2006.

The amended stock options resulted in additional stock compensation expense of $261,418 which has been recorded in these financial statements.

	b)	During the period, the Company granted a total of 5,150,000 new incentive stock options to directors, officers, consultants and employees. 50,000 options are valid until 30 December 2005 and have an exercise price of $0.17 per share. The remaining 5,100,000 options are valid until 30 April 2007 and have an exercise price of $0.15 per share. The fair value of $430,150 on the grant date has been recorded in the Company accounts.

Continental Energy Corporation (An Exploration Stage Company)

Notes to Interim Consolidated Financial Statements

30 April 2005 U.S. Funds Unaudited – Prepared by Management
7.	Share Capital - Continued

	c)	On 13 December 2004 a Private Placement of 133,333 Units was completed for proceeds of $20,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.15 until 6 December 2006.

	d)	On 7 February 2005 a Private Placement of 100,000 Units was completed for proceeds of $15,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until 7 February 2007.

	e)	On 18 April, 2005 a Private Placement of 50,000 common shares was completed for proceeds of $10,000.

	f)	On 28 April 2005 a Private Placement of 3,333,334 Units was completed for proceeds of $500,000. Each Unit consists of one common share and one share purchase warrant. Each warrant can purchase one additional common share for $0.50 until April 2007. The Company paid an arms length finder who arranged the placement a total of $50,000 in cash and 166,667 units of the placement, which have been recorded at $25,000.

	g)	On 30 April 2005, the Company had options outstanding granted to directors, officers, consultants and employees to purchase an aggregate of 11,190,760 shares at prices ranging from $0.15 to $0.25 and expiring at varying dates between 28 June 2005 and 30 April 2007.

	h)	During the quarter, the Company extended the term of 2,565,000 outstanding share purchase warrants from 19 July 2005 and 10 September 2005 until 30 December 2006 with no change to the exercise price of $0.15.

	i)	On 30 April 2005, the Company had warrants outstanding to purchase an aggregate of 10,314,479 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 19 July 2005 and 29 April 2007.

8.	Subsequent Events

On 5 May 2005 a total of 100,000 options were exercised at a price of $0.15. Proceeds to the Company were $15,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION For the Quarter Ended April 30, 2005

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to three Indonesian production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is July 31st. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of June 27, 2005.

FORWARD-LOOKING INFORMATION

This interim management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE QUARTER

The “Past Quarter” ended April 30, 2005 marks the end of the third quarter and first nine months of the Company’s annual fiscal year ending July 31, 2005. Significant events having material effect on the business affairs of the Company which have occurred during the “Past Quarter” are summarized below:

Private Placement Completed

On February 7, 2005 a Private Placement of 100,000 Units, consisting of one common share and one warrant to purchase one common share for $0.50 until 7 February 2007, was completed. Proceeds to the Company were $15,000. No finder’s fees were paid.

On April 18, 2005 the Company completed a private placement of 50,000 of the company's common shares at a price of $0.20 per share. Proceeds to the Company were $10,000. No finder’s fees were paid.

On April 28, 2005 the Company completed a private placement of 3,333,334 units of the companies securities at a price of $0.15 per unit. Each unit consists of one common share plus one non-transferable share purchase warrant to purchase additional share at a fixed exercise price of $0.50 for a term of two years. The private placement raised $500,000 working capital for the Company. The Company paid an arms length finder who arranged the placement a total of $50,000 in cash and $25,000 in the form of 166,667 units of the placement.

Option & Warrants Exercises

On February 16, 2005 a total of 70,588 options were exercised at a price of $0.17. Proceeds to the Company were $12,000.

On March 15, 2005 a total of 200,000 options were exercised at a price of $0.17. Proceeds to the Company were $34,000.

On April 14, 2005 a total of 28,236 options were exercised at a price of $0.15. Proceeds to the Company were $4,235. On April 18, 2005 a total of 1,250,000 options were exercised at a price of $0.15. Proceeds to the Company were $187,500.

On April 18, 2005 a total of 50,000 warrants were exercised at a price of $0.60. Proceeds to the Company were $30,000.

Option Grants & Amendments

Further to a press release dated April 18, 2005 the Company set 300,000 incentive stock options for employees at an exercise price of $0.15 for two years. Further to a press release dated April 4, 2005 the Company granted a total of 4,800,000 new stock options having an exercise price of $0.15 and a two-year term until 30 April 2007. Further to a press release dated April 4, 2005 the Company amended a total of 3,250,662 outstanding stock options, which were extended until 30 July 2006, and their exercise price amended to $0.15.

Further to a press release dated April 4, 2005 the Company amended a total of 900,000 outstanding stock options, which were extended until 30 December 2006 at no change to the exercise price of $0.15.

Further to a press release dated April 4, 2005 the Company amended a total of 2,565,000 outstanding share purchase warrants were extended until 30 December 2006 at no change to the exercise price of $0.15.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended April 30, 2005 but prior to publication of this report are summarized below:

New Director

Further to a press release dated May 2, 2005 the Company announced that Mr. David Tai Wai Yu has been appointed to the Board of Directors and shall serve as a non-executive director until the Company’s next annual meeting of shareholders.

Makapan Gas Field POD Study Commissioned

Further to a press release dated May 05, 2005 the Company announced it has commissioned a group of independent geologists and engineers to prepare a Feasibility Study, Conceptual Design and Preliminary Plan of Development (POD) for its Makapan Gas Field, located within the Bengara-II Block, East Kalimantan.

Option & Warrants Exercises

On May 5, 2005 a total of 100,000 options were exercised at a price of $0.15. Proceeds to the Company were $15,000.

Shareholding

On June 27, 2005, the Company had 55,274,236 shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Quarter Ended April 30, 2005

The Past Quarter ended April 30, 2005 marks the end of the third quarter and first nine months of the Company’s annual fiscal year ending July 31, 2005.

Selected Annual Information

The following table sets out selected annual financial information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended 31 July 2004, 2003 and 2002.

		2004		2003		2002

Sales		$-		$-		$-
Loss for the Year		$(1,110,737)		$(2,046,616)		$(7,969,356)
Loss per Share - Basic and Diluted		$(0.02)		$(0.06)		$(0.31)
Total Assets		$488,758		$1,092,832		$1,299,082
Total Long-term Liabilities (i)		$3,467,972		$3,772,389		$3,446,745
Dividends Declared	$	Nil	$	Nil	$	Nil

(i)	The Contingent and Conditional Liabilities relating to GATB have been shown as long-term liabilities in this table for the 2003 and 2002 years. These balances have been reclassified to conform to the presentation used in the most recent annual financial statements.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

			Basic and Fully Diluted
		Loss from Continued	Loss per Share from
		Operations and Net	Continued Operations
Period	Revenues	Income (loss)	and Net Income (loss)

3rd Quarter 2005	Nil	(862,880)	(0.017)
2nd Quarter 2005	Nil	(216,665)	(0.005)
1st Quarter 2005	Nil	(234,128)	(0.004)
4th Quarter 2004	Nil	(227,680)	(0.004)
3rd Quarter 2004	Nil	(123,221)	(0.003)
2nd Quarter 2004	Nil	(456,592)	(0.009)
1st Quarter 2004	Nil	(303,244)	(0.007)
4th Quarter 2003	Nil	(1,255,508)	(0.030)

Current Working Capital Situation

As at April 30, 2005, the Company's interim consolidated financial statements reflect a working capital deficit of $582,676. This represents a working capital deficit decrease of approximately $242,000 compared to the July 31, 2004 deficit of $824,545. The decrease was due to the Company obtaining significant funding during the quarter in the form of private placements and exercise of options and warrants. The cash balance at April 30, 2005 was $371,492 compared to $126,313 as at July 31, 2004, an increase of $245,179. To further improve its working capital position the company is pursuing other private placements and farm-out agreements for its properties.

The Company used $600,876 for operating activities during the current nine-month period compared with $593,389 in the prior period.

The Company recovered $5,802 from investing activities during the current nine-month period compared with using $218,498 in the prior period. The Company’s property expenditures were reduced to a minimal level until such time as financing was obtained to continue further exploration and development of its Indonesian properties. The net recovery relates to joint venture contributions.

The cash resources provided by financing activities during the nine-month period was $840,253 compared with $122,070 in the prior period. The majority of the period’s cash increase relates to private placements of $545,000, option exercises of $262,735 and warrant exercises of $67,500.

Investments

During the nine months ended April 30, 2005 the Company invested approximately $108,000 in its Indonesian oil & gas properties and recovered $105,000 from its farm out partner, GeoPetro.

Finance

On February 7, 2005 a Private Placement of 100,000 Units, consisting of one common share and one warrant to purchase one common share for $0.50 until 7 February 2007, was completed. Proceeds to the Company were $15,000. No finder’s fees were paid.

On April 18, 2005 the Company completed a private placement of 50,000 of the company's common shares at a price of $0.20 per share. Proceeds to the Company were $10,000. No finder’s fees were paid.

On April 28, 2005 the Company completed a private placement of 3,333,334 units of the companies securities at a price of $0.15 per unit. Each unit consists of one common share plus one non-transferable share purchase warrant to purchase additional share at a fixed exercise price of $0.50 for a term of two years. The private placement raised $500,000 working capital for the Company. The Company paid an arms length finder who arranged the placement a total of $50,000 in cash and $25,000 in the form of 166,667 units of the placement.

During the three months ended April 30, 2005 there were 1,548,824 Stock Options and 50,000 Warrants exercised, generating proceeds to the company of $267,735.

On April 30, 2005, the Company had options outstanding granted to directors, officers, consultants and employees to purchase an aggregate of 11,190,760 shares at prices ranging from $0.15 to $0.25 and expiring at varying dates between 28 June 2005 and 30 April 2007.

On April 30, 2005, the Company had warrants outstanding to purchase an aggregate of 10,314,479 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between 19 July 2005 and 29 April 2007.

Expenses

Overall, expenses increased by $430,616 from $883,057 to $1,313,673 for the nine-month periods ended April 30, 2004 and 2005 respectively. Expenses for the quarter were $862,880 compared to $123,221 for the same period in the prior year. The major changes in the current period as compared with the same prior year period are outlined below. The largest difference was the fact that the Company received $251,869 from farm out proceeds in the prior period and recorded a gain on reduction of contingent and conditional liabilities of $328,500. There were no such proceeds or gains in the current period. In addition, the stock compensation expense in the current nine-month period was $691,568 compared to $469,830 in the prior year period. (During the current period, the granting of new stock options resulted in stock compensation expense of $430,150. The modification of exercise prices and expiry dates of existing stock options resulted in additional stock compensation expense of $261,418.) After making accounting adjustments for property equipment returned and a reclassification of prepaid expenditures misallocated in a prior period, the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $3,061. In the prior year, the property write-down was $191,756. General and administrative expenses decreased by $22,106 from $303,252 to $281,146 for the nine-month periods ended April 30, 2004 and 2005 respectively. General and administrative expenses for the quarter were $117,431 compared to $108,043 for the same period in the prior year. The significant changes to general and administrative expenses were lower travel and shareholder information costs in the current nine-month period. Management fees decreased by $135,843 from $354,222 to $218,379 for the nine-month period ended April 30, 2004 and 2005 respectively. The decrease is due to the loss of a director in the Langley office coupled with lower management fees paid out by the Company’s subsidiaries and offset by one additional management position in the Company’s Dallas office. Management fees for the quarter were $71,769 compared to $86,402 for the same period in the prior year. Investor relations costs decreased by $16,389 from $22,496 to $6,107 for the nine-month period ended April 30, 2004 and 2005 respectively. Amortization expense decreased by $10,633 from $73,607 to $62,974 for the nine-month period ended April 30, 2004 and 2005 respectively. Wage expense decreased to $3,472 from $16,646 due to the closure of the Langley office. The current year amount includes certain benefits paid to directors and officers. The foreign exchange loss was $30,872 compared to $6,947 for the same nine-month period last year. The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables. All other expense groups appear consistent with the comparative period.

ADDITIONAL DISCLOSURE

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the interim consolidated financial statements.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties in the nine-months ended April 30, 2005 and balances payable or receivable as at April 30, 2005 are as follows:

  During the nine month period ended April 30, 2005, management and/or director fees in the amount of $270,000 were paid or accrued to directors and subsidiary directors. Of that amount, $106,875 has been recorded in resource property costs.
  As at April 30, 2005, current liabilities include $48,805 payable to directors, or directors of one of the Company’s subsidiaries.
  As at April 30, 2005 accounts receivable includes $138,178 receivable from a company previously controlled by a deceased former director.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The interim consolidated financial statements for the quarter ended April 30, 2005 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed herein, or in the interim consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Equity Credit Line Dispute - In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available. Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares. As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim. The suit continues at the end of the Past Quarter.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Certification of Disclosure in

Continental Energy Corporation’s Quarterly Report

I, Richard L. McAdoo, certify that:

1.

I have reviewed and read this quarterly report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 27, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

 Certification of Disclosure in

Continental Energy Corporation’s Annual Report

I, James D. Eger, certify that:

1.

I have reviewed and read this quarterly report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 27, 2005

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 51/901F for fiscal quarter ended April 30, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly Report”), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 51/901F for fiscal quarter ended April 30, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly Report”), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2005

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

Source: Continental Energy Corporation

Continental Bengara-II Block Outside Disputed New Discovery Area

DALLAS – March 29, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that its Bengara-II Block production contract area is NOT within the area which has recently become the subject of a territorial boundary dispute between Indonesia and Malaysia.

Continental Energy has received enquiries from the press and from some shareholders voicing concern that Bengara-II Block lies within an offshore area of NE Kalimantan that is the subject of an escalating boundary dispute between Malaysia and Indonesia. Although nearby, the Bengara-II Block is located mostly onshore and partly offshore about 25 miles west of the disputed zone. The Bengara-II Block is completely outside the disputed region and lies wholly within Indonesia.

The dispute involves two offshore Indonesian production sharing contract concession areas the Ambalat Block and the Bukat Block which partly overlap two offshore production sharing contract concession areas offered by Malaysia as its Sabah-Y and Sabah-Z Blocks (see map). The disputed area lies a few miles offshore from the island of Borneo and northeast of the Indonesian province of East Kalimantan and southeast of the bordering Malaysian state of Sabah.

Source: Kompass 5Maret 2005

This dispute is gaining much press since credible rumors of two significant oil and gas discoveries this year on the Ambalat Block by Italian oil giant ENI and its American partner UNOCAL. Fueling the dispute is an application by Shell for the overlapping Malaysian Sabah-Y and Sabah-Z Blocks. Earlier this month the President of Indonesia visited the Ambalat Block and Indonesia has stepped up air force and navy patrols of the disputed area. Indonesian and Malaysian authorities have met recently in Jakarta and agreed to amicably resolve the dispute.

Continental's President, Richard L. McAdoo, said of the dispute from Jakarta: "The Bengara-II Block is not involved in the disputed area. We expect the dispute to be resolved soon as there are several notable precedents for resolution of similar disputed areas in SE Asia. We view the rumors of the new Ambalat Block discoveries as good news for our nearby Bengara-II Block. Any major new discoveries should increase awareness and attractiveness of the oil and gas potential of Indonesian NE Kalimantan. Although an oil producing area for well over 100 years there has not been a major new discovery in NE Kalimantan since the early 1980's and given the geology of the area we are confident there are several more to come. We are finalizing plans to drill 4 exploration wells starting later this year on our Bengara-II Block and our expectations are buoyed by the Ambalat Block news."

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Tom Gavin, Investor Relations Network, at (951) 279-8884 or Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Source: Continental Energy Corporation

Continental Private Placement Raises $500,000

DALLAS – April 4, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has entered into a private placement agreement with a Hong Kong based investor who has subscribed to purchase 3,333,334 units of the companies securities at a price of $0.15 per unit. Each unit consists of one common share plus one non-transferable share purchase warrant to purchase additional share at a fixed exercise price of $0.50 for a term of two years.

The private placement will raise $500,000 working capital for the Company, most of which will be devoted to initiating the upcoming drilling programs on Continental's Bangkudulis and Bengara-II blocks.

Continental will pay an arms length finder who arranged the placement a total of $50,000 in cash and $25,000 in the form of 166,667 units of the placement.

In accordance with securities regulations the units of the placement are subject to a one year hold period before they may be traded on the market.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Tom Gavin, Investor Relations Network, at (951) 279-8884 or Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Filed by EDF Electronic Data Filing 604-879-9956
Source: Continental Energy Corporation

Continental Grants & Amends Options

DALLAS – April 4, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that its has granted new incentive stock options to employees, directors and consultants and amended the terms of certain outstanding options and warrants.

A total of 4,800,000 new stock options having an exercise price of $0.15 and a two year term until 30 April 2007 were granted.

The term of a total of 3,250,662 outstanding stock options were extended until 30 July 2006 and their exercise price amended to $0.15.

The term of 900,000 outstanding stock options were extended until 30 December 2006 at no change to the exercise price of $0.15.

The term of 2,565,000 outstanding share purchase warrants were extended until 30 December 2006 at no change to the exercise price of $0.15.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Tom Gavin, Investor Relations Network, at (951) 279-8884 or Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Filed by EDF Electronic Data Filing 604-879-9956
Source: Continental Energy Corporation

Continental Energy Appoints David Yu to its Board of Directors, Establishes Representative Office in Hong Kong

DALLAS – May 2, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that its Mr. David Tai Wai Yu has been appointed to the Board of Directors and will serve as a non-executive director until the Company’s next annual meeting of shareholders.

Mr. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years experience in the securities, commodities, and foreign exchange trading business. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank.

Recently Mr. Yu participated in negotiations that led to long term agreements between the Chinese government and an oil producing nation in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar arrangements in South America and in Indonesia.

The Company also announced that it is establishing a representative office in Hong Kong through Mr. Yu to facilitate communication with Chinese based investors.

Mr. Richard L. McAdoo, Continental’s Chairman and President said, “We welcome David to our Board and anticipate that his experience, extensive contacts, and knowledge of Chinese investment strategies and oil and gas markets will prove invaluable as we grow Continental into a significant, Asian based oil and gas production company. David has been involved in some innovative oil for infrastructure deals and we hope to capitalize on his expertise in these areas for the benefit of our oil and gas properties in Indonesia.”

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Tom Gavin, Investor Relations Network, at (951) 279-8884 or Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Commissions Feasibility Study &

Plan of Development for its Makapan Gas Field in Indonesia

JAKARTA – May 04, 2005 – Continental Energy Corporation (OTCBB: CPPXF) today announced that it has commissioned a group of independent geologists and engineers from the highly regarded LAPI INSTITUTE at Indonesia’s prestigious Bandung Institute of Technology to prepare a Feasibility Study, Conceptual Design and Preliminary Plan of Development (POD) for its Makapan Gas Field, located within the Bengara-II Block, East Kalimantan, Indonesia.

“The POD is intended to justify and demonstrate the economic viability of commercial development and exploitation of natural gas, condensate and extractable Liquefied Petroleum Gas ("LPG") reserves in the Makapan Gas Field. It is required of all Indonesian oil and gas Production Sharing Contract (PSC) holders immediately prior to implementation of a field development program. We expect it to be completed within the next 3 to 4 months after which time we will present it to Indonesian oil and gas authorities. With the booming appetite of the East Asia gas markets we have been asked by Indonesian authorities to fast-track the Makapan Gas Field development,” said Continental Energy’s President

CEO, Richard L. McAdoo. He noted that the key goals of the POD are:

To determine and estimate the volume of the Makapan Field gas and condensate reserves, utilizing industry accepted methods and computer reservoir simulation.

To create a conceptual design and recommend an appropriate plan for drilling, construction and exploitation to achieve an optimal, cost effective development of the Makapan Field to recover the maximum amount of gas and condensate reserves.

To design surface production and pipeline facilities required to sustain cost effective field exploitation and determine processing equipment required to economically extract LPG from the wellhead gas.

To evaluate the economic merits of commercial development of the Makapan Field based on the determined reserves, identified markets and recommended development plan from the perspective of each of the three stakeholders. 1) BPMIGAS, the Indonesian Central Government's oil and gas directorate, 2) Continental’s Continental-GeoPetro (Bengara-II) Ltd. (CGB2) subsidiary, and 3) the regional Indonesian government of Bulungan Regency.

Continental's CGB2 subsidiary commenced petroleum exploration operations in the Bengara-II Block in 1998 pursuant to a PSC agreement with BPMIGAS, the state oil authority of the Republic of Indonesia, covering the 1,500,000 acre Bengara-II Block, which includes the Makapan Field and surrounding area.

“CGB2 owns a 100% interest in the Bengara-II PSC,” noted B. Dorpi Parlindungan, CGB2's local director. “Continental owns a 60% stake in CGB2 and our partner GeoPetro Resources Inc. of San Francisco owns 40%. Under the terms of the Bengara-II PSC, CGB2 is entitled to recover 100% of its exploration, development and production costs "off the top" from Makapan Field gas, condensate and LPG sales revenues. After recovery of costs the remaining revenue is shared with the Indonesian government on a 37.5% / 62.5% basis. We have specified that the POD study team consider local and regional gas markets including gas-fired electric power generation in the cities of Tarakan, Selor, Malinau and Redeb, Indonesia as well as Tawau, Malaysia. A nearby methanol plant requiring up to 65 MMCFD is also a principal market.”

Continental’s CFO, James D. Eger, pointed out, "The Makapan Gas Field was originally discovered in 1988 and at the time of its discovery low gas prices precluded its development. The discovery well tested an accumulated flow of more than 19.6 million cubic feet of gas per day plus 600 barrels of 54º API condensate from a 33 feet thick sandstone section near 6,000 feet. Several other gas zones indicated on logs were not tested. The Makapan Field gas is a "Wet" gas with a high LPG fraction which will most likely be commercial to extract at the wellhead for a third revenue source in addition to the gas and condensate. The Makapan Field lies mostly offshore in very shallow water, less than 10 feet, amidst numerous islands of the Bulungan River delta."

The team of independent engineers and geologists from the highly regarded LAPI INSTITUTE at Indonesia’s prestigious Bandung Institute of Technology is led by Ir. Doddy Abdassah, who received his masters and doctorate degrees in petroleum engineering from the University of Southern California, and has more than 27 years of oil industry experience. The same LAPI Team also prepared Continental's POD for its nearby Bangkudulis Oil Field which was accepted last year by Indonesian authorities without request for modification.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia.

For further information, please visit our web site at www.continentalenergy.com. On behalf of the Company, " James D. Eger" Director

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

Source:  Continental Energy Corporation

Continental Energy Quarterly Results

DALLAS – July 11, 2005 - Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Interim Quarterly report for the third quarter ended April 30, 2005 of its 2005 fiscal year ending July 31, 2005 and filed the report with securities regulators on SEDAR. The date of the report is as of June 27th, 2005 and a summary of management's discussion and analysis contained therein follows.

As at April 30, 2005, Company's interim consolidated financial statements reflect a working capital deficit of $582,676. This represents a working capital deficit decrease of approximately $242,000 compared to the July 31, 2004 deficit of $824,545. The decrease was due to the Company obtaining significant funding during the quarter in the form of private placements and exercise of warrants and options. The cash balance at October 31, 2004 was $371,492 compared to $126,313 as at July 31, 2004, an increase of $242,179. To further improve its working capital position the company is pursuing private placements and farm out agreements for its properties. During the three months ended April 30, 2005 the Company invested approximately $108,000 in its Indonesian oil & gas properties and recovered $105,000 from its farmout partner.

During the three months ended April 30, 2005 there were 1,548,824 stock options and 50,000 warrants exercised, generating proceeds to the Company of $267,735. On April 30, 2005, the Company had options outstanding granted to directors, officers, consultants and employees to purchase an aggregate of 11,190,760 shares at prices ranging from $0.15 to $0.25 and expiring at varying dates between June 28, 2005 and April 30, 2007. On April 30, 2005, the Company had warrants outstanding to purchase an aggregate of 10,314,479 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between July 19, 2005 and April 29, 2007.

The Company had no material income in the three months ended October 31, 2004. Overall, expenses increased by $430,616 from $883,057 to $1,313,673 for the nine-month periods ended April 30, 2004 and 2005 respectively. Expenses for the quarter were $862,880 compared to $123,221 for the same period in the prior year. The major changes in the current period as compared with the same prior year period are outlined below. The largest difference was the fact that the Company received $251,869 from farm out proceeds in the prior period and recorded a gain on reduction of contingent and conditional liabilities of $328,500. There were no such proceeds or gains in the current period. In addition, the stock compensation expense in the current nine-month period was $691,568 compared to $469,830 in the prior year period. (During the current period, the granting of new stock options resulted in stock compensation expense of $430,150. The modification of exercise prices and expiry dates of existing stock options resulted in additional stock compensation expense of $261,418.) After making accounting adjustments for property equipment returned and a reclassification of prepaid expenditures misallocated in a prior period, the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $3,061. In the prior year, the property write-down was $191,756. General and administrative expenses decreased by $22,106 from $303,252 to $281,146 for the nine-month periods ended April 30, 2004 and 2005 respectively. General and administrative expenses for the quarter were $117,431 compared to $108,043 for the same period in the prior year. The significant changes to general and administrative expenses were lower travel and shareholder information costs in the current nine-month period. Management fees decreased by $135,843 from $354,222 to $218,379 for the nine-month period ended April 30, 2004 and 2005 respectively. The decrease is due to the loss of a director in the Langley office coupled with lower management fees paid out by the Company’s subsidiaries and offset by one additional management position in the Company’s Dallas office. Management fees for the quarter were $71,769 compared to $86,402 for the same period in the prior year. Investor relations costs decreased by $16,389 from $22,496 to $6,107 for the nine-month period ended April 30, 2004 and 2005 respectively. Amortization expense decreased by $10,633 from $73,607 to $62,974 for the nine-month period ended April 30, 2004 and 2005 respectively. Wage expense decreased to $3,472 from $16,646 due to the closure of the Langley office. The current year amount includes certain benefits paid to directors and officers. The foreign exchange loss was $30,872 compared to $6,947 for the same nine-month period last year. The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 2.5 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes. For further information, please visit our web site at www.continentalenergy.com.

No Securities Authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release are forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the United States Securities Exchange Commission.

For more information please contact Jim Eger at 877-762-2366, 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240